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Rider - Guaranteed Continuation of Policy Agreement


A001033R
The Penn Mutual Life Insurance Company agrees, subject to the provisions of this agreement, that the policy will not lapse while this agreement is in force.

This supplemental agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement


Benefit -- The Company agrees that this policy will remain in force if the following conditions are satisfied:

(a) An Insured is alive;
(b) This agreement is in force;
(c) This policy has not been surrendered; and
(d) The Guaranteed Continuation of Policy Premium Requirement is satisfied.

Guaranteed Continuation of Policy Premium -- The Guaranteed Continuation of Policy Premium is based on the issue age and underwriting class of each Insured and on the death benefit option and other policy riders. It is shown on Page 3.

Guaranteed Continuation of Policy Premium Requirement -- The Guaranteed Continuation of Policy Premium Requirement on each Monthly Anniversary is satisfied if the sum of all premiums paid less any partial surrenders, policy loans and unpaid loan interest is greater than or equal to the Guaranteed Continuation of Policy Premium, multiplied by the number of elapsed months since the Policy Date.

Changes in Guaranteed Continuation of Policy Premium -- The Guaranteed Continuation of Policy Premium may change if

(a) The Specified Amount is changed;
(b) The Death Benefit Option is changed;
(c) A rider is added or deleted;or
(d) The underwriting class is changed.

As a result of such change, an additional premium may be required on the date of change in order to meet the new Guaranteed Continuation of Policy Premium Requirement.

Monthly Deduction -- While this agreement is in force, the Monthly Deduction under this policy will include the Monthly Deduction for this agreement. The monthly Deduction for this agreement is the Cost of Insurance for this agreement.

Cost of Insurance -- The Cost of Insurance for this agreement for each policy month is calculated as (a) multiplied by (b), where:






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(a) is $0.01; and
(b) is the Specified Amount for this policy divided by 1,000.

Subaccount Restrictions -- While this agreement is in force, transfers and allocations of net premiums to certain subaccounts may be restricted.

Expiration Date -- This agreement will expire on the policy anniversary nearest to the younger Insured's 100th birthday.

Grace Period -- If on a Monthly Anniversary the Guaranteed Continuation of Policy Premium Requirement is not satisfied, a grace period of 61 days will be allowed for the payment of a premium sufficient to keep this agreement in force.

Reinstatement -- If this agreement terminates, it may not be reinstated.

Termination -- This agreement will terminate upon:

(a) the expiration of the grace period for this agreement if the required premium is not received;
(b) lapse of this policy;
(c) surrender of this  policy;
(d) the date of the second death of an Insured;
(e) the expiration date of this agreement; or
(f) the Monthly Anniversary which coincides with or next follows (i) the receipt at the Home Office of a written request by the Owner to terminate this agreement, and (ii) the return of this policy for appropriate endorsement.

Effective Date -- The effective date of this agreement is the same as the Date of Issue of this policy.

[GRAPHIC OMITTED]


/s/ Robert E. Chappell
Chairman and
Chief Executive Officer


GCP-96(U)